Exhibit 99.1

OneSmart Announces Appointment of Chief Education Officer

SHANGHAI, February 10, 2020 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 education company in China, today announced that it has appointed Mr. Jinshu Ke as Chief Education Officer, effective February 1, 2020.  He will report to Mr. Xi (Steve) Zhang, Chairman and Chief Executive Officer.

Mr. Ke has served as Senior Vice President of OneSmart since August 2017. From 1999 to 2017, Mr. Ke worked as a customs official in Fujian Province where he served as Deputy Director General and Director General of Quanzhou Customs, Director of Political Department and Director of Regulation Department of Quanzhou Customs under Xiamen Customs, and a customs attorney. During his tenure in Xiamen, Mr. Ke held a number of management positions. Mr. Ke was a middle school teacher from 1992 to 1996. He received a bachelor’s degree in mathematics from the Normal College of Jimei University (Xiamen City) and a L.L.M. degree in civil and commercial law from Xiamen University. Mr. Ke is a registered lawyer in China and served as a part-time lawyer until 1997.

The Company previously announced the appointment of Mr. Yong (Todd) Liang. Mr. Liang has nearly 20 years of experience in human resource management serving in a number of senior regional and national roles in China for respected global companies including General Electric, SSL Group, Yihaodian, and Wanda Group.

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “I am excited to welcome Jinshu on board as Chief Education Officer. His extensive leadership experience and vision have played a critical role in rolling out our strategies since he joined in 2017. I am confident that the addition to our management team will continue to enhance our premium brand and services and improve our operational strengths. I look forward to working with them closely going forward.”

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 training services), HappyMath (Premium math education programs), and FasTrack English (Premium English education programs). As of August 31, 2019, OneSmart operates a nationwide network of 432 learning centers across 35 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart
Ms. Rebecca Shen
+86-21-5255-9339 ext. 8139
ir@onesmart.org

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In the United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com